Exhibit 99.2

EXECUTION VERSION

RESTATEMENT AGREEMENT

This RESTATEMENT AGREEMENT, dated as of April 6, 2018 (this “Agreement”), to that certain First Lien Credit Agreement, dated as of August 1, 2014 (as amended by the Amendment Agreement, dated August 12, 2015, the Amendment No. 2, dated March 3, 2017 and further amended, supplemented and otherwise modified and in effect immediately prior to the date hereof, the “Existing Credit Agreement”), by and among STARS GROUP HOLDINGS COÖPERATIEVE U.A. (f/k/a Amaya Holdings Coöperatieve U.A.), a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands (“Holdings”), STARS GROUP (US) HOLDINGS, LLC, a Delaware limited liability company (“U.S. Holdings”), STARS GROUP HOLDINGS B.V. (f/k/a Amaya Holdings B.V.), a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), STARS GROUP (US) CO-BORROWER, LLC (f/k/a Amaya (US) Co-Borrower, LLC), a Delaware limited liability company (the “Co-Borrower”), TSG AUSTRALIA HOLDINGS PTY LTD (ACN 624 531 415), a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), NARIS LIMITED, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, the Co-Borrower and the Australian Borrower, the “Borrowers”), the other Guarantors party hereto, each lender party hereto (collectively, the “Lenders” and individually, a “Lender”), the other parties hereto and DEUTSCHE BANK AG NEW YORK BRANCH, in its capacity as administrative agent (in such capacity, the “Administrative Agent”) and as collateral agent and security trustee (in each such capacity, the “Collateral Agent”) under the Loan Documents. Capitalized terms not otherwise defined in this Agreement have the same meanings as specified in the A&R Syndicated Facility Agreement (as defined below).

WHEREAS, immediately prior to the Restatement Closing Date (as defined in Section 3 below), outstanding indebtedness under the Existing Credit Agreement consisted of (i) the Existing USD Term Loans in the aggregate principal amount of $1,890,793,615.60, (ii) the Existing Euro Term Loans in the aggregate principal amount of €381,242,214.45 and (iii) the Existing Revolving Commitments in the aggregate principal amount of $100,000,000.00;

WHEREAS, the parties hereto desire to amend and restate the Existing Credit Agreement in the form of Exhibit A attached hereto (the “A&R Syndicated Facility Agreement”) to (i) obtain the 2018 USD Term Loans and the 2018 Euro Term Loans from the Converting Term Lenders, the 2018 USD Term Lenders and the 2018 Euro Term Lenders, as applicable, (ii) obtain the Revolving Facility Commitments from the Revolving Facility Lenders and (iii) make certain other modifications on the terms set forth therein;

WHEREAS, pursuant to Section 9.08(b) of the Existing Credit Agreement, the Loan Parties and the Lenders may agree to amend and restate the Existing Credit Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. Amendments to the Existing Credit Agreement. Subject to the terms and conditions set forth herein, on the Restatement Closing Date: the Existing Credit Agreement (including the schedules and exhibits thereto) shall be amended and restated as set forth in the A&R Syndicated Facility Agreement, the terms set forth therein shall replace the terms of the Existing Credit Agreement in its entirety, each of the parties hereto shall be a party to the A&R Syndicated Facility Agreement and each of the Administrative Agent and the Collateral Agent is hereby directed by the Lenders party hereto to enter into such Loan Documents and to take such other actions as may be required to give effect to the transactions contemplated hereby and thereby. From and after the effectiveness of such amendment and restatement, the terms “Agreement”, “this Agreement”, “herein”, “hereinafter”, “hereto”, “hereof” and words of similar import, as used in the A&R Syndicated Facility Agreement (including the schedules and exhibits thereto), shall, unless the context otherwise requires, refer to the Existing Credit Agreement as amended and restated in the form of the A&R Syndicated Facility Credit Agreement, and the term “Credit Agreement”, as used in the other Loan Documents, shall mean the A&R Syndicated Facility Agreement. Each of the Administrative Agent and the Collateral Agent is hereby authorized by the Lenders party hereto to enter into any reaffirmation agreements, Security Documents, amendments, supplements or other modifications to Security Documents or other agreements that either of the Administrative Agent or the Collateral Agent, in consultation with counsel, determines are necessary or advisable to ensure the continuation of any guarantee and the continuation and perfection of any Lien, in each case, provided for under the Loan Documents.

Section 2. Representations and Warranties. The Borrowers represent and warrant as follows as of the date hereof:

(a) All representations and warranties of each Loan Party set forth in the A&R Syndicated Facility Agreement or any other Loan Document are true and correct in all material respects as of the Restatement Closing Date (except to the extent such representations and warranties are qualified by “materiality” or “Material Adverse Effect,” in which case such representations and warranties are true and correct in all respects) except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date).

(b) Upon the effectiveness of this Agreement and immediately after giving effect to this Agreement and the making of the 2018 USD Term Loans and the 2018 Euro Term Loans as contemplated herein, no Default or Event of Default exists or has occurred and is continuing.

Section 3. Effectiveness. The amendments to the Existing Credit Agreement described in Section 1 above shall become effective on the date (the “Restatement Closing Date”) when each of the following conditions has been satisfied (or waived by the Administrative Agent and each of the Lenders party hereto):

(a) The Administrative Agent (or its counsel) shall have received from each of Holdings, U.S. Holdings, the Borrowers, the Subsidiary Guarantors, the Issuing Banks and the Lenders (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence reasonably satisfactory to the Administrative Agent (which may include delivery of a signed signature page of this Agreement by electronic transmission (e.g., “pdf”)) that such party has signed a counterpart of this Agreement.

(b) Each of the conditions set forth in Section 4.02 of the A&R Syndicated Facility Agreement shall have been satisfied or waived.

Section 4. Tax Matters. For U.S. Federal and applicable state and local income tax purposes, the parties shall treat (a) all of the 2018 USD Term Loans (whether issued for cash or in exchange for Existing USD Term Loans) as one fungible tranche and (b) all of the 2018 Euro Term Loans (whether issued for cash or in exchange for Existing Euro Term Loans) as one fungible tranche.

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Section 5. Termination and Release. Notwithstanding any provision herein, the A&R Syndicated Facility Agreement, the Security Documents or any other Loan Document to the contrary, each of the parties hereto agrees that, as of the Restatement Closing Date:

(a) each Security Document set forth on Schedule I hereto (the “Terminated Security Documents”) shall be terminated in full, and each Loan Party party to the Terminated Security Documents and The Stars Group Inc. (f/k/a Amaya Gaming Group Inc.), an Ontario corporation (“Parent”), as applicable, shall be released and discharged of all rights, duties, claims and obligations in respect of the Terminated Security Documents, in each case, whether now existing or hereafter arising and whether or not mature or contingent;

(b) all security interests, mortgages and other liens granted to or held by the Collateral Agent under the Terminated Security Documents shall be forever satisfied, released and discharged without further action, and each Loan Party party thereto and Parent, or its designee, is authorized to terminate all public lien filings (including all financing statements) made in favor of the Collateral Agent in respect of the Terminated Security Documents, and the Collateral Agent agrees that it will promptly execute and deliver such other releases or termination statements as Parent or such Loan Party may reasonably request in connection therewith (at its own expense);

(c) the Collateral Agent shall deliver to the Dutch Borrower (or its designee) all original instruments evidencing pledged debt and all equity certificates and powers and any other similar collateral, which were previously delivered in physical form by Parent and any Loan Party to the Collateral Agent, in each case, in connection with the Terminated Security Documents; and

(d) each of Parent and Halfords Media (UK) Limited, a private company incorporated under the laws of England and Wales, is hereby released as a “Guarantor” under and as defined in the Existing Credit Agreement, the A&R Syndicated Facility Agreement and the other Loan Documents, and all of such Person’s Obligations or Secured Obligations, as applicable, are hereby discharged in full, in each case, whether now existing or hereafter arising and whether or not mature or contingent.

Section 6. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all of which when taken together shall constitute a single instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or any other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

Section 7. Applicable Law. THIS AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

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Section 8. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

Section 9. Effect of Agreement. On and after the Restatement Closing Date, the rights and obligations of the parties to the Existing Credit Agreement and each other Loan Document shall be governed by the A&R Syndicated Facility Agreement and each Loan Document as amended hereby; provided that the rights and obligations of the parties to the Existing Credit Agreement and the other Loan Documents with respect to the period prior to the Restatement Closing Date shall continue to be governed by the provision of the Existing Credit Agreement and Loan Documents prior to giving effect to this Amendment. The Existing Credit Agreement and the other Loan Documents, as specifically amended hereby, are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects. This Agreement shall constitute a Loan Document for all purposes of the A&R Syndicated Facility Agreement. The parties hereto acknowledge and agree that the amendment and restatement of the Existing Credit Agreement pursuant to this Agreement and all other Loan Documents amended, restated, supplemented and/or executed and delivered in connection herewith shall not constitute a novation of the Existing Credit Agreement and the other Loan Documents as in effect with respect to the period prior to the Restatement Closing Date.

Section 10. WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

Section 11. Confirmation of Guaranties and Security Interests. On the Restatement Closing Date:

(a) Each Dutch Loan Party confirms that: any Collateral and Liens created by it under the Dutch Security Documents are reaffirmed and extend (and was intended to extend) to the obligations of the Loan Parties under the Loan Documents (including the Existing Credit Agreement, as amended hereby); the obligations of the Loan Parties arising under the Existing Credit Agreement (as amended hereby) are included in the Secured Obligations (as defined in each Dutch Security Document); and the Collateral and the Liens created under the Dutch Security Documents continue in full force and effect on the terms of the Dutch Security Documents after giving effect to this Agreement.

(b) Each IOM Loan Party confirms that: any Collateral and Liens created by it under the IOM Security Documents are reaffirmed and extend to the obligations of the Loan Parties under the Loan Documents (including the Existing Credit Agreement, as amended hereby) subject to any limitations set out in the IOM Security Documents; the obligations of the Loan Parties arising under the Existing Credit Agreement (as amended hereby) are included in the Secured Liabilities (as defined in each IOM Security Document) subject to any limitations set out in the IOM Security Documents; and the Collateral and Liens created under the IOM Security Documents continue in full force and effect on the terms of the IOM Security Documents after giving effect to this Agreement.

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(c) The Co-Borrower hereby confirms that (i) its obligations under the Existing Credit Agreement and each other Loan Document as specifically amended hereby (x) are entitled to the benefits of the guarantees and the security interests set forth or created in the applicable U.S. Security Documents and the other Loan Documents and (y) constitute Obligations and (ii) notwithstanding the effectiveness of the terms hereof, the applicable U.S. Security Documents and the other Loan Documents are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects. The Co-Borrower ratifies and confirms that all Liens granted, conveyed, or assigned to the Collateral Agent by such Person pursuant to each applicable U.S. Security Document and each other Loan Document to which it is a party remain in full force and effect, are not released or reduced, and continue to secure full payment and performance of the Obligations.

Section 12. Jurisdiction; Consent to Service of Process. Section 9.15 of the A&R Syndicated Facility Agreement is hereby incorporated by reference as if set forth fully herein, mutatis mutandis.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HOLDINGS:

STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:	/s/ T.M. Forrest	By:	/s/ D.J.M. Kramer
	Name: Mr. T.M. Forrest		Name: Mr. D.J.M. Kramer
	Title: Managing Director A		Title: Managing Director B
	Date: April 6, 2018		Date: April 6, 2018

[Signature Page to Restatement Agreement]

DUTCH BORROWER:

STARS GROUP HOLDINGS B.V.

By: STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:	/s/ T.M. Forrest	By:	/s/ D.J.M. Kramer
	Name: Mr. T.M. Forrest		Name: Mr. D.J.M. Kramer
	Title: Managing Director A		Title: Managing Director B
	Date: April 6, 2018		Date: April 6, 2018

[Signature Page to Restatement Agreement]

U.S. HOLDINGS:

STARS GROUP (US) HOLDINGS, LLC

By:	/s/ Brian Kyle
Name: Brian Kyle
Title: Vice President and Treasurer

CO-BORROWER:

STARS GROUP (US) CO-BORROWER, LLC

By:	/s/ Brian Kyle
Name: Brian Kyle
Title: Vice President and Treasurer

ISLE OF MAN BORROWER:

NARIS LIMITED

By:	/s/ Guy Templer
Name: Guy Templer
Title: Director

[Signature Page to Restatement Agreement]

Executed by TSG Australia Holdings Pty Ltd, as AUSTRALIAN BORROWER, in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Guy Templer	/s/ Rafael Ashkenazi
Signature of director	Signature of director

Guy Templer	Rafael Ashkenazi
Name of director (print)	Name of director (print)

[Signature Page to Restatement Agreement]

GUARANTORS:

RATIONAL INTELLECTUAL HOLDINGS LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

HALFORDS MEDIA (IOM) LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

STARS INTERACTIVE HOLDINGS (IOM) LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

RATIONAL ENTERTAINMENT ENTERPRISES LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

RATIONAL FT ENTERPRISES LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

RATIONAL FT LICENSED FUNDS LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

RATIONAL FT SERVICES LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

STARS INTERACTIVE LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

[Signature Page to Restatement Agreement]

STARS INTERACTIVE PS HOLDINGS LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

TSG INTERACTIVE SERVICES LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

WORLDWIDE INDEPENDENT TRUST LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

MAINSAIL HOLDINGS LIMITED

By:	/s/ Guy Templer
	Name:	Guy Templer
	Title:	Director

[Signature Page to Restatement Agreement]

Executed by Bloomlane Pty Ltd, as GUARANTOR, in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Guy Templer	/s/ Rafael Ashkenazi
Signature of director	Signature of director

Guy Templer	Rafael Ashkenazi
Name of director (print)	Name of director (print)

[Signature Page to Restatement Agreement]

DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent and Collateral Agent

By:	/s/ Alicia Schug
Name: Alicia Schug
Title: Vice President

By:	/s/ Marguerite Sutton
Name: Marguerite Sutton
Title: Vice President

EXHIBIT A

Amended and Restated Syndicated Facility Agreement

[See attached]